FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 11, 2009

Diageo plc
(Translation of registrant’s name into English)

England
(Jurisdiction of Incorporation)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE FILED AND INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-110804, 333-132732 AND 333-153488) AND REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-153481 AND 333-154338) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On August 27, 2009, Betsy D. Holden, age 53, was appointed a non-executive director of Diageo plc with effect from September 1, 2009.  Ms Holden has over 25 years of experience in consumer goods and is currently a Senior Advisor to McKinsey & Company with a specific focus on strategy, marketing and innovation. She previously held senior roles at Kraft Foods Inc, including President, Global Marketing and Category Development, and Co-Chief Executive Officer, Kraft Foods, Inc.  Ms Holden also serves on the Boards of Tribune Company, Western Union Company, MediaBank LLC, the Kellogg School of Management Dean’s Advisory Board, and Duke University’s Trinity College Board of Visitors.

Ms Holden has disclosed that her husband holds 580 Diageo plc shares in a revocable trust.  Ms Holden has disclosed no other relationships with Diageo plc. Her remuneration will consist of a base salary of £75,000 per annum, plus other benefits in the amount of £1,250, where other benefits may include company car and driver, fuel, product allowance, financial counseling and medical insurance.

EXHIBIT INDEX

Exhibit Number		Description

99.1	—	Press Release, dated August 27, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: September 11, 2009	By:	/s/ John Nicholls
	Name:	John Nicholls
	Title:	Deputy Company Secretary